UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

______________________

Titanium Asset Management Corp.

(Name of Subject Company)

Titanium Asset Management Corp.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.0001

(Title of Class of Securities)

_____________________

U8885X107

(CUSIP Number of Class of Securities)

______________________

Titanium Asset Management Corp.

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306
(414) 765-1980

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

______________________

With copies to:

Peter D. Fetzer

Jason M. Hille

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, together with any annexes attached hereto, this “Schedule 14D-9”) relates is Titanium Asset Management Corp., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202-5306 and its telephone number is (414) 765-1980. In this Schedule 14D-9, “we,” “us,” “our,” the “Company” and “Titanium” refer to Titanium Asset Management Corp.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.0001 par value, of the Company (the “Common Stock”). Reference herein to the “Shares” means shares of the Common Stock. As of the close of business on August 2, 2013, 19,744,824 Shares were issued and outstanding.

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. The Company’s website is http://www.ti-am.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on September 12, 2013 (together with any amendments and supplements thereto, the “Schedule TO”) by TAMCO Acquisition, LLC, a Delaware limited liability company (“Purchaser”) and wholly-owned subsidiary of TAMCO Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding Shares not presently owned by Parent at a price of $1.08 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes (the “Offer Price”), and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 9, 2013 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that Purchaser will be merged with and into the Company (which we refer to as the “Merger”), with the Company continuing as the surviving corporation in the Merger and becoming a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (which we refer to as the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (a) Shares owned by the Company, Purchaser or Parent, all of which will be canceled, and (b) Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”).

A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer to Purchase and Letter of Transmittal, copies of which have been filed as Exhibits (a)(2) and (a)(3) hereto, respectively

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Offer to Purchase and Letter of Transmittal, including information concerning Parent or its respective affiliates, officers, or directors, or actions or events with respect to any of them. The Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of any such information.

The initial expiration time (as may be extended pursuant to the Offer, the “Expiration Date”) of the Offer is midnight, New York City time, on October 9, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, any rule, regulation, interpretation or position of the SEC or the staff thereof or AIM, a market operated by the London Stock Exchange on which the Shares are currently listed and traded.

Based on the information in the Schedule TO, the principal executive offices of Purchaser and Parent are located at 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. Purchaser’s telephone number is (414) 765-1980.

Because of Parent’s substantial voting control over the Company and representation on the board of directors of the Company (the “Board of Directors”), as described below in Item 3 under the section entitled “Conflicts of Interest and Material Arrangements between the Company and Parent,” Parent’s interests could result in a conflict of interest with the Company’s other stockholders. On April 22, 2013 the Board of Directors formed a special committee (the “Special Committee”) of the Company’s independent and disinterested directors – Patricia Jamieson (Chair), Lloyd Dickinson and T. Raymond Suplee – to evaluate the offer and make a recommendation with respect to the offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in the response to this Item 3, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent or its respective executive officers, directors or affiliates (including Purchaser).

Conflicts of Interest and Material Arrangements Between the Company and Parent.

Overview. Parent is an entity beneficially owned and controlled by the senior management of the Company. On December 18, 2012, Parent acquired all 10,585,400 shares of Common Stock held by Clal Finance Ltd., a corporation organized under the laws of Israel (“Clal”), for $18,500,000 pursuant to a Securities Purchase Agreement, dated December 18, 2012 (the “Purchase Agreement”). As of the close of business on September 11, 2013, Parent and its affiliates hold total beneficial interests in 10,585,400 Shares, representing approximately 53.6% of the currently outstanding Shares. In addition, based on information provided by Parent and Purchaser in the Offer to Purchase, directors and officers of Purchaser and Parent and other direct or indirect equityholders in Parent beneficially own, in the aggregate, 1,406,802 Shares, or 7.1% of the currently outstanding Shares. As a result of its stockholdings and representation on the Board of Directors, Parent (and the entities and persons, including certain of our directors and officers, that directly or indirectly own Parent) effectively controls most matters affecting the Company.

2

Parent has the ability to nominate and elect a majority of the Company’s Board of Directors. Six out of the nine current directors of the Company are also Parent directors and/or executive officers. The following Company directors also serve as directors or officers of Parent: Robert Brooks, Brian Gevry, Norman Sidler, Timothy Hyland, Michael Bee, and Bartlett McCartin (the “Parent Directors”).

The Merger Agreement provides that until the Effective Time, Parent will cause the members of the Special Committee to remain as directors of the Company. If a member of the Special Committee is unable to continue to serve as a director for any reason, the remaining Special Committee member(s) will be entitled to designate an individual or individuals to fill any vacancy. Parent will use its reasonable best efforts (including voting the Shares) to ensure that the individual(s) designated by the Special Committee are elected to the Board of Directors and appointed to the Special Committee in accordance with the Company’s bylaws.

Prior to the Effective Time, the affirmative vote of a majority of the members of the Special Committee will be required for the Company to:

•	amend or terminate the Merger Agreement;

•	amend or modify on behalf of the Company the terms and conditions of the Offer, the Merger or any of the agreements contemplated by the Merger Agreement, the Offer or the Merger;

•	exercise or waive any of the Company’s rights or remedies under the Merger Agreement;

•	extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement; or

•	enforce any obligation of Parent or Purchaser under the Merger Agreement or any of the agreements contemplated thereby.

The Special Committee is, and shall continue to be granted the authority to (i) retain such counsel at the reasonable expense of the Company as determined by the Special Committee for the purpose of fulfilling its obligations under the Merger Agreement and (ii) institute any action on behalf of the Company to enforce performance of the Merger Agreement.

3

The following Company directors and officers also serve as directors or officers of Parent, in addition to being indirect equity investors in Parent:

Officer	Company Role	Parent Role
Robert Brooks	Chairman and Director	Co-Chairman; Co-Chief Executive Officer; Director
Brian Gevry	Chief Executive Officer and Director	Co-Chairman; Co-Chief Executive Officer; Director
Jonathan Hoenecke	Chief Financial Officer	Secretary
Michael Bee	Director	Vice President; Director
Timothy Hyland	Director	Director
Bartlett McCartin	Director	Director
Norman Sidler	Director	Director

The positions reflected in the table above represent individuals holding positions with actual or potential conflicts of interest in determining the fairness of the Offer to the Company’s stockholders unaffiliated with Parent.

Ownership of Shares by Executive Officers and Directors. The following table sets forth the amount of Shares beneficially owned (excluding interests in Shares held by Parent), as of September 11, 2013, by the directors and officers of the Company who also serve as directors or officers of Parent as identified immediately above. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to the amount of Shares set forth opposite such person’s name.

Name and Address of Beneficial Owner	Shares	%
Robert Brooks	122,874	*
Brian L. Gevry	37,440	*
Jonathan B. Hoenecke	96,676	*
Michael Bee	73,440	*
Timothy Hyland	73,440	*
Bartlett McCartin	45,000	*
Norman Sidler	45,000	*

* The percentage of shares or voting power beneficially owned is less than or equal to 1.0%.

The Merger Agreement. On September 9, 2013, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

4

In addition, the information set forth under “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

Tender and Support Agreements.

Concurrently with the execution of the Merger Agreement, and in consideration thereof, certain directors and officers of the Company and other direct or indirect equityholders of Parent (collectively, the “Supporting Stockholders”), entered into Tender and Support Agreements with the Company, Parent and Purchaser (the “Support Agreements”). Collectively, as of September 9, 2013, the Supporting Stockholders party to the Support Agreements have ownership of an aggregate of 934,714 shares, representing approximately 4.7% of the Company’s issued and outstanding Shares as of September 9, 2013.

Pursuant to the Support Agreements, each of the Supporting Stockholders agreed, among other things, subject to the termination of the Support Agreements or the Offer (i) to validly tender or cause to be tendered (and not withdraw) in the Offer all shares beneficially owned or thereafter acquired (collectively, the “Subject Shares”) by such Supporting Stockholder pursuant to and in accordance with the Offer, (ii) as promptly as practicable, but no later than ten (10) Business Days after the commencement of the Offer, to deliver pursuant to the terms of the Offer a letter of transmittal (as well as any other documents or instruments required to be delivered pursuant to the Offer) with respect to such Supporting Stockholder’s Subject Shares, (iii) to vote such Supporting Stockholder’s Subject Shares at every meeting of the Company’s stockholders (and every adjournment or postponement thereof) (A) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and any other matter necessary for the consummation of the consummation of the transactions contemplated by the Merger Agreement and (B) against (1) any agreement or arrangement related to any Acquisition Proposal, other than the Merger, (2) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of the Company subsidiaries and (3) any action that would materially impede, interfere with, delay, postpone or adversely affect in any material respect the Merger and the transactions contemplated by the Merger Agreement, (iv) to irrevocably appoint Purchaser as attorney and proxy to vote and otherwise act (by written consent or otherwise) with respect to all Subject Shares that such Supporting Stockholder is entitled to vote at any meeting of stockholders of the Company in accordance with clause (iii) above (subject to certain exceptions), (v) not to transfer any of such Supporting Stockholder’s Subject Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (vi) not to grant any proxy, power of attorney or other authorization with respect to the Subject Shares, (vii) not to deposit into a voting trust or enter into a voting agreement or other arrangement with respect to the Subject Shares and (viii) not to take or permit any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under, or the transactions contemplated by, the Support Agreements.

5

The Support Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time or (iii) a reduction of the Offer Price.

The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9, which is incorporated herein by reference.

Conflicts of Interest and Material Arrangements Between the Company and its Executive Officers, Directors and Affiliates.

The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer.

Overview. In considering the recommendation of the Special Committee, you should be aware that certain Company directors and executive officers may be deemed to have interests in the Offer and the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Special Committee was aware of these potential conflicts of interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Determination.”

Consideration for Shares Tendered Pursuant to the Offer. If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 11, 2013, the executive officers and directors of the Company and their respective affiliates beneficially owned, in the aggregate, 1,093,868 Shares. If the directors, executive officers and their affiliates were to tender all of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors, officers and their affiliates would receive an aggregate of approximately $1,181,377 in cash, without interest thereon and less any applicable withholding taxes.

Executive Compensation. The following table summarizes the compensation earned during 2012 and 2011 by certain executive officers. We refer to the executive officers listed in this table as our “named executive officers.”

6

2012 SUMMARY COMPENSATION table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Robert P. Brooks,	2012	400,000		—		—	—	165,536	(2)	—	28,435	(4)	593,971
Chairman (1)	2011	400,000	(3)	150,000	(3)	—	—	—		—	38,868	(4)	588,868
Brian L. Gevry,	2012	388,957		14,000	(6)	—	—	—		—	23,723	(7)	426,680
Chief Executive Officer(5)	2011	386,361		—		—	—	—		—	29,576	(7)	415,937
Jonathan B. Hoenecke,	2012	185,000		20,000	(8)	—	—	—		—	15,940	(9)	220,940
Chief Financial Officer	2011	185,000		—		—	—	—		—	13,070	(9)	198,070

(1) Mr. Brooks was appointed our Chairman effective December 19, 2012. Previously, Mr. Brooks had served as our Chief Executive Officer since February 8, 2010.

(2) Mr. Brooks’ bonus for 2012 was determined pursuant to a performance based arrangement adopted by the Board of Directors on May 1, 2012.

(3) Combined salary and bonus amount for 2011 reflects an agreed to fixed compensation level and reflects a reduction to the amount that Mr. Brooks would have earned had he been paid under the terms of his then existing employment agreement.

(4) Amount represents matching and company contributions to the Company’s defined contribution plan and premiums paid under National Investment Services’ (“NIS”) employee benefit programs for life, health and dental insurance coverage.

(5) Mr. Gevry was appointed our Chief Executive Officer effective December 19, 2012. Previously, Mr. Gevry had served as our Chief Operating Officer since February 8, 2010.

(6) Mr. Gevry’s bonus for 2012 was a discretionary amount approved by the Board of Directors on February 18, 2013.

(7) Amount represents matching contributions under the Company’s defined contribution plan and premiums paid under Boyd’s employee benefit programs for life, health and dental insurance coverage.

(8) Mr. Hoenecke’s bonus for 2012 was a discretionary amount approved by the Board of Directors on February 18, 2013.

(9) Amount represents matching and company contributions to the Company’s defined contribution plan and premiums paid under NIS’s employee benefit programs for life, health and dental insurance coverage.

Employment Agreements.

Robert P. Brooks

The agreement with Robert P. Brooks, as amended May 1, 2012, provides for his employment as Chief Executive Officer (or an equivalent position agreed to by the parties), for an annual base salary of $400,000 with an annual performance-based incentive bonus. For 2012, Mr. Brooks’ bonus was tied to budgeted EBITDA ($2.4 million) as follows: (1) a threshold was set at 50% of EBITDA – under 50% EBIDTA no bonus would be granted; (2) above 50% EBIDTA and up to 100% of EBITDA, the bonus would be linear between $50,000 and $150,000; and (3) above 100% and up to 200% of EBITDA, the bonus would be linear between $150,000 and $200,000 (EBITDA in 2012 was 131% of budgeted EBITDA). Mr. Brooks’ total compensation is subject to review and adjustment by the Board of Directors on each anniversary. He is also entitled to participate in all benefit programs we make available to executive employees, including health care plans, life insurance plans, disability insurance and retirement plans. The agreement also provides for certain perquisites, including NIS-paid parking and club dues.

7

The Robert P. Brooks agreement currently extends through March 31, 2014 and continues for additional one-year periods thereafter unless either the Company or Mr. Brooks provides 60 days’ written notice prior to its then-scheduled expiration. The agreement may also be terminated earlier by the Company for cause or at the election of Mr. Brooks, in which cases Mr. Brooks is only entitled to his total compensation through the date of termination. It may also be terminated by the Company without cause or by Mr. Brooks for good reason. In either of these events, provided Mr. Brooks executes a release in favor of the Company, he is entitled to twelve months’ of then total compensation, payable on a regular payroll basis, and continuation of the Company contributions towards his health care, dental, disability and life insurance benefits (although his entitlement in respect of benefits may terminate earlier if he is actually covered or becomes covered by equivalent benefits). The agreement also terminates on Mr. Brooks’ disability or death in which event he or his estate is entitled to his total compensation until the end of the month in which his death or disability occurs.

The agreement contains customary proprietary information, invention, non-competition and non-solicitation provisions. The non-competition provision (which extends to competition with the Company as a whole and its worldwide affiliates) and the non-solicitation provision apply during the term of the agreement and for two years after Mr. Brooks is no longer employed by the Company.

Brian L. Gevry

Brian L. Gevry had an agreement with the Company, dated December 28, 2010, which provided for his employment as Chief Investment Officer and Chief Operating Officer, for an annual base salary of $375,000 and eligibility for all incentive programs of the Company at amounts to be determined by the Company’s Compensation Committee (previously known as the Remuneration Committee). The base salary adjusted to $400,000 in 2012 and was subject to review and adjustment by the Company’s Compensation Committee. The total compensation was subject to review and adjustment by the Board of Directors on each anniversary of the agreement. He was also entitled to participate in all benefit programs we made available to executive employees, including health care plans, life insurance plans, disability insurance and retirement plans. The agreement also provided for certain perquisites, including reasonable business expenses. Mr. Gevry’s agreement expired on December 31, 2012.

The agreement contains customary proprietary information, invention, non-competition and non-solicitation provisions. The non-competition provision (which extends to competition with the Company as a whole and its worldwide affiliates) and the non-solicitation provision apply during the term of the agreement and for two years after the Expiration Date or until December 31, 2014.

8

Jonathan B. Hoenecke

The agreement with Jonathan B. Hoenecke, dated May 21, 2010, provides for his employment as Chief Financial Officer, for an annual base salary and eligibility for all incentive programs of the Company at amounts to be determined by the Company’s Compensation Committee. The base salary is subject to review and adjustment by the Company’s Compensation Committee and was adjusted to $185,000 for 2011 and 2012. He is also entitled to participate in all benefit programs we make available to executive employees, including health care plans, life insurance plans, disability insurance and retirement plans. The agreement also provides for certain perquisites, including reasonable business expenses.

The Jonathan B. Hoenecke agreement currently extends through May 21, 2014 and continues for additional one-year periods thereafter unless either the Company or Mr. Hoenecke provides 90 days’ written notice prior to its then-scheduled expiration. The agreement may also be terminated earlier by the Company for cause or at the election of Mr. Hoenecke, in which cases Mr. Hoenecke is only entitled to his total compensation through the date of termination. It may also be terminated by the Company without cause or by Mr. Hoenecke for good reason. In either of these events, provided Mr. Hoenecke executes a release in favor of the Company, he is entitled to twelve months’ of then total compensation, payable immediately, and continuation of the Company contributions towards his health care, dental, disability and life insurance benefits (although his entitlement in respect of benefits may terminate earlier if he is actually covered or becomes covered by equivalent benefits). The agreement also terminates on Mr. Hoenecke’s disability or death in which event he or his estate is entitled to his total compensation until the end of the month in which his death or disability occurs.

The agreement contains customary proprietary information, invention, non-competition and non-solicitation provisions. The non-competition provision (which extends to competition with the Company as a whole and its worldwide affiliates) and the non-solicitation provision apply during the term of the agreement and for two years after Mr. Hoenecke is no longer employed by the Company.

Deferred Compensation Plan. Our nonqualified deferred compensation plan is an unfunded and unsecured deferred compensation arrangement that is designed to allow the participants to defer a specified percentage of their annual base salary (up to 50.0%) and/or bonuses (up to 50.0%) in a manner similar to the way in which a traditional 401(k) plan operates, but without regard to the maximum deferral limitations imposed on 401(k) plans by the Internal Revenue Code of 1986, as amended (the “Code”). Our nonqualified deferred compensation plan is designed to comply with Code Section 409A. As required by applicable law, participation in the Nonqualified Deferred Compensation Plan is limited to a group of our and our subsidiaries’ management employees.

Amounts deferred by each participant pursuant to our nonqualified deferred compensation plan are credited to a bookkeeping account maintained on behalf of that participant. Amounts credited to each participant under the nonqualified deferred compensation plan are periodically adjusted for earnings and/or losses at a rate that is equal to one or more of the deemed investment options elected by a participant. Currently, the deemed investment options consist of the following: Franklin Flex Cap Growth Fund, Franklin Small-Mid Cap Growth Fund, Mutual Discovery, Franklin Large Cap Value Fund, Templeton Foreign Fund, Templeton Developing Markets Fund and Franklin U.S. Government Securities Fund. In addition, we may credit additional discretionary contributions to a participant’s account for any plan year as determined by us or provided for by an employee’s employment agreement. Distributions are made in accordance with elections filed by participants at the time of their initial deferrals and distributions generally are expected to occur after a participant’s separation of service.

9

Other Compensation. Prior to 2012, each of the Company’s subsidiaries maintained 401(k) plans that covered substantially all of the Company’s employees. Effective January 1, 2012, the NIS plan was amended and restated as the Titanium Asset Management Corporation Retirement Plan (the Titanium Retirement Plan) and the Boyd Watterson Asset Management, LLC and Wood Asset Management, Inc. plans were merged into the Titanium Retirement Plan. The Titanium Retirement Plan covers all of the Company’s eligible employees. Employees may elect to defer an amount of their compensation each year, subject to maximum contribution limits established by law. The Company provides for a 100.0% match of the Company’s employee elective deferrals of up to 4.0% of their compensation. Matching contributions vest in accordance with the plan’s vesting schedule.

Messrs. Brooks, Gevry, and Hoenecke are participants in the Titanium Retirement Plan. Previously, each of the executives was a participant in the predecessor plans.

Director Compensation. Directors who are not affiliated with us receive an annual cash retainer of $30,000, which is paid in quarterly installments. None of our executive officers receive a cash retainer for their service on the Board of Directors.

 Directors have a right to be reimbursed for costs they incur in connection with attending a meeting of the Board of Directors. There is no limit on the amount of these reimbursements.

Patricia Jamieson, T. Raymond Suplee and Lloyd Dickinson are each entitled to $16,667 for their service as the members of the Special Committee, which amount has already been paid. Such amount is not contingent on the Special Committee reaching any conclusion with respect to its recommendation of the Offer. For more information on the formation of the Special Committee of the Board of Directors, please refer to “Item 4. The Solicitation or Recommendation.”

Directors’ and Officers’ Indemnification and Insurance. The Company’s Amended and Restated Certificate of Incorporation contain certain provisions permitted under the DGCL relating the liability of the Company’s directors. These provisions limit to the fullest extent permitted by the DGCL a director’s personal liability to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty. The Company’s Bylaws also contain provisions that require it to indemnify its directors and officers, provided that such director or officer has met the applicable standard of conduct for indemnification. A copy of the Company’s Amended and Restated Certificate of Incorporation, as amended, is attached hereto as Exhibit (e)(2) and (e)(4), and is incorporated herein by reference. A copy of the Company’s Bylaws is attached hereto as Exhibit (e)(3), and is incorporated herein by reference.

10

The Merger Agreement provides that Parent and Purchaser have agreed that all rights of indemnification under certain indemnification agreements will survive the Merger and continue in full force and effect in accordance with their respective terms, and such indemnification agreements will be assumed by the Surviving Corporation. For not less than six (6) years after the Effective Time, Parent has agreed to cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and exculpation and advancement of expenses than are set forth as of the date of the Merger Agreement in the Company’s certificate of incorporation and bylaws.

In addition, for not less than six (6) years from the Effective Time, Parent has agreed to cause the Surviving Corporation to indemnify and hold harmless each current and former director or officer of the Company to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the Company’s Amended and Restated Certificate of Incorporation, as amended, and Bylaws or under certain indemnification agreements for acts or omissions occurring at or prior to the Effective Time and to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby.

For six (6) years from the Effective Time, the Surviving Corporation must provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage with respect to any matter claimed against such person by reason of him or her serving in such capacity on terms for events occurring before the Effective Time that is no less favorable than the Company’s existing policies in effect as of the date of the Merger Agreement; provided that in no event will the aggregate premiums be in excess of 300% of the current aggregate annual premiums paid by the Company for such purpose, but in such case Parent will maintain policies of directors and officers insurance and indemnification as closely approximating the terms of the policies existing on the date of the Merger Agreement as are obtainable for an aggregate annual premium not to exceed 300% of the last annual premium paid prior to the date of the Merger Agreement. If prepaid policies have been obtained prior to the Effective Time by Parent or the Company (with consent of Parent), Parent must, and must cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, must assume all such indemnification and insurance obligations.

The foregoing summary of directors’ and officers’ insurance and indemnification does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

11

Item 4. The Solicitation or Recommendation.

(a)	Recommendation of the Board of Directors.

The Special Committee has unanimously adopted resolutions: (i) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates); and (iii) recommending that the Board of Directors adopt resolutions (a) approving the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (b) recommending that the holders of the Shares (other than Parent, Purchaser and their affiliates) accept the Offer and tender their Shares pursuant to the Offer and (c) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) adopt the Merger Agreement.

The Board of Directors, based on the unanimous recommendation of the Special Committee, has unanimously (other than the Parent Directors, each of whom abstained) adopted resolutions: (i) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, reasonable and in the best interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates); (iii) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) accept the Offer and tender their Shares pursuant to the Offer; and (iv) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) adopt the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Board of Directors and the Special Committee recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant thereto or otherwise approve the adoption of the Merger Agreement.

(b)	Background of the Offer and the Merger

In January 2012, Clal held 10,585,400 Shares of the Company representing a 51.3% interest in the Company at that time. In January 2012, the chief executive officer of Clal informed management of the Company that it had accepted a preliminary offer from an unaffiliated third party to purchase Clal’s entire interest that was subject to the third party completing due diligence with respect to the Company.

During January and February 2012, the unaffiliated third party completed its due diligence.

In February 2012, the chief executive officer of Clal informed management of the Company that the unaffiliated third party had decided that it was no longer interested in pursuing the transaction.

In March 2012, the chief executive officer of Clal initiated discussions with certain potential management purchasers, including Robert Brooks and Brian Gevry, regarding the potential sale of its Shares in connection with Clal’s exploration of a potential liquidity event with respect to its investment in the Company. During this period, Parent was formed for the primary purpose of investing in the Company. The parties, however, did not reach an agreement for the purchase of Clal’s Shares at that time, and discussions terminated between Clal and members of management in March 2012. Parent instead determined to pursue the potential acquisition of all of the Shares of the Company.

12

On March 31, 2012, Parent submitted an indication of interest to the Board of Directors offering to purchase all of the outstanding Shares for $1.00 per Share.

On April 4, 2012, the Board of Directors convened to consider Parent’s offer and voted to reject such offer.

Subsequently, the Company continued to evaluate operational and strategic matters, and Clal and members of management engaged in discussions regarding the strategic direction of the Company.

On November 12, 2012, Clal made an offer to sell Parent its Shares at a price of $1.75 per Share. During November and December 2012, Parent and Clal continued negotiations for the sale of Clal’s Shares to Parent.

On December 18, 2012, Parent entered into the Purchase Agreement with Clal pursuant to which Parent acquired 10,585,400 Shares for an aggregate purchase price of $18,500,000 (or approximately $1.75 per share). As of such date, the Shares acquired by Parent represented approximately 51.3% of the issued and outstanding Shares. Pursuant to the terms of the Purchase Agreement, the five members of the Board of Directors who had previously been designated by Clal resigned and were replaced by four individuals affiliated with the Company who Parent designated as directors: Michael Bee, Timothy Hyland, Bartlett McCartin and Norman Sidler.

On April 16, 2013, the board of directors of Parent authorized Parent to make a proposal to acquire all of the issued and outstanding Shares not owned by Parent.

On April 18, 2013, Parent delivered the following letter to the Board of Directors:

“Board of Directors of

Titanium Asset Management Corp. (the “Company”)

Ladies and Gentlemen:

As you are aware, in December, 2012, certain executive officers and senior employees of the Company formed and capitalized TAMCO Holdings, Inc. (“Holding”) to acquire approximately 53.6% of the issued and outstanding capital stock of the Company. After careful consideration, Holdings has concluded that it wishes to acquire the remaining outstanding equity interests of the Company in a “going-private” transaction. Accordingly, pursuant to this letter, Holdings hereby submits this proposal to acquire such remaining outstanding equity interests of the Company at $1.00 per share, net to the seller in cash.

13

The proposed per share price represents a premium of approximately 43% over the last listed trade price of $0.70 for the Company’s common shares on April 16, 2013. In addition, the proposal also provides the public stockholders of the Company with liquidity for an equity security which historically has had very limited trading volume on the London Stock Exchange. As a result, we believe the public stockholders of the Company will find the $1.00 per share price and proposed transaction compelling.

At this time, we would contemplate structuring the transaction as a tender offer (with a customary top-up option) followed by a statutory short-form merger. We believe this structure would provide the public stockholders with a successful path to an expedited closing. The transaction will be subject to customary conditions including tender of an aggregate number of shares (which shall include a majority of the shares held by the unaffiliated public stockholders) which, together with any shares issued pursuant to the exercise of the referenced top-up option, provide for consummation of a statutory short-form merger under applicable law.

We appreciate that the independent directors will need to separately review this proposal and may engage professional advisors as they deem appropriate. Please note that Holdings is not currently interested in pursuing a sale of its existing ownership interest and would reject any third-party offer involving a sale of the Company.

This proposal is subject to the entry of definitive agreements among Holdings and the Company and the determination by the independent directors that the transaction is fair. Until such time as definitive, binding agreements are entered into, Holdings reserves the right to withdraw or modify this proposal.

We look forward to further discussing our proposal with you and the Company’s advisors at your earliest convenience. For purposes of any communication regarding our proposal, please contact either Robert Brooks or Brian Gevry. Thank you.

TAMCO HOLDINGS, LLC
/s/ Robert Brooks
/s/ Brian Gevry”

On April 18, 2013, Parent filed an amendment to its Schedule 13D with the SEC announcing its proposal to acquire all of the Shares not owned by Parent at a price of $1.00 net per Share in cash, which included a copy of the letter to the Board of Directors set forth above.

On April 22, 2013, the Board of Directors established a Special Committee comprised solely of independent and disinterested, non-executive directors to consider the terms of the proposed transactions. The Board of Directors appointed Lloyd Dickinson, Patricia Jamieson and T. Raymond Suplee to the Special Committee. The Special Committee elected Ms. Jamieson to serve as its chairperson. The Special Committee was granted authority by the Board to evaluate and negotiate Parent’s proposal, to reject Parent’s proposal and to engage independent financial and legal advisers. Based on Parent’s representation that it would reject all third-party transactions, the Special Committee was not charged with seeking potential alternative transactions. On April 22, 2013, the Company issued a press release announcing that the Board of Directors had appointed the Special Committee.

14

On April 25, 2013, the Board of Directors held a regularly scheduled meeting and, among other things, discussed Parent’s proposal. In advance of the meeting, the Board of Directors was provided with materials prepared by Foley & Lardner LLP (“Foley”), legal counsel to the Company, that discussed the fiduciary duties of the Board of Directors in considering Parent’s proposal. Representatives of Foley discussed this material with the Board of Directors at the meeting and addressed the Board’s questions related to the directors’ fiduciary duties. In addition, on April 25, 2013, the Special Committee met to consider Parent’s proposal and discuss the process for selecting its financial and legal advisors.

Between May 1, 2013 and May 3, 2013, members of the Special Committee interviewed potential counsel to serve as independent legal advisers to the Special Committee. On May 3, 2013, the Special Committee engaged Faegre Baker Daniels LLP (“FaegreBD”) to serve as counsel to the Special Committee.

Between May 10, 2013 and May 28, 2013, Ms. Jamieson and FaegreBD interviewed investment banking firms to serve as financial adviser to the Special Committee to evaluate the fairness of the Offer. On May 16, 2013, the Special Committee held a meeting at which Ms. Jamieson and FaegreBD provided an update to the Special Committee regarding the interview process and the results of the initial two interviews. On May 29, 2013, the Special Committee met to review the results of the completed interviews and selected Berkshire Capital Securities LLC (“Berkshire Capital”) as the Special Committee’s financial adviser with respect to the fairness opinion. On June 19, 2013, the Special Committee entered into an engagement letter with Berkshire Capital.

On May 10, 2013, representatives of Winston & Strawn LLP (“Winston”), legal counsel to Parent and Purchaser, distributed an initial draft of the Merger Agreement to FaegreBD and Foley.

During the period from June 1, 2013 through July 30, 2013, representatives of the Company provided financial due diligence materials to Berkshire Capital. Berkshire Capital continued to conduct its financial due diligence, which included a call with representatives of the Company on June 17, 2013 to discuss industry conditions and related matters and other discussions with representatives of the Company from time to time. Berkshire Capital analyzed publicly available information regarding the Company, together with financial projections and other non-public financial and operating data provided by the Company and participated in due diligence calls with Company management. Ms. Jamieson received periodic updates from Berkshire Capital during this period.

On June 20, 2013, AIM reported that approximately 2.27 million Shares were traded at a selling price of $1.15 per share, including two large block transactions of approximately 1.0 million Shares each, and that an additional trade of approximately 20,000 Shares took place that day at a selling price of $1.17 per share. The purchasers of the approximately 1.0 million Share blocks did not disclose their Share holdings. On July 10, 2013, Wellington Management Company publicly reported that it had sold its entire holdings in the Company, which were last publicly reported to be approximately 2.0 million Shares.

15

On July 19, 2013, the Special Committee met again to analyze and discuss Parent’s proposal. Ms. Jamieson reported on the content of the periodic updates she had received from Berkshire Capital regarding their preliminary financial analyses of the proposal. The Special Committee discussed the per Share price at which Parent had acquired its majority stake in the Company from Clal in December 2012, together with estimates of a minority discount to apply to that price when valuing the public Shares. The Special Committee also discussed the June 20, 2013 stock trades, which represented the most recent trading activity for the Company’s Shares. FaegreBD advised the Special Committee members regarding their fiduciary duties under Delaware law. The Special Committee concluded the meeting by discussing various strategies for negotiating the financial terms of Parent’s proposal, with the goal of obtaining the highest price reasonably attainable for the public holders of the Shares (other than Parent) before deciding whether to approve a merger agreement with Parent and Purchaser.

On July 25, 2013, the Special Committee met with Berkshire Capital and FaegreBD to further analyze and discuss Parent’s proposal. Berkshire Capital presented to the Special Committee its financial analysis of Parent’s proposal based on materials prepared and provided in advance by Berkshire Capital. FaegreBD again advised the Special Committee members regarding their fiduciary duties under Delaware law. Following the presentations from its financial and legal advisers, the Special Committee discussed the analysis performed by Berkshire Capital, including the assumptions used in that analysis, and reviewed the reasons for and against accepting a buy-out proposal from Parent. The Special Committee then continued its discussion from the prior meeting regarding strategies for negotiating the financial terms of Parent’s proposal, with the goal of obtaining the highest price reasonably attainable for the public holders of the Shares (other than Parent). At the conclusion of the meeting, the Special Committee directed Ms. Jamieson to meet with representatives of Parent in an attempt to negotiate a price increase to between $1.08 and $1.15 per Share before deciding whether to approve a merger agreement with Parent and Purchaser.

On July 26, 2013, Ms. Jamieson met with Robert Brooks, chairman of the Company’s Board of Directors and the co-chief executive officer of Parent, and Brian Gevry, chief executive officer of the Company and the co-chief executive officer of Parent, in their capacities as representatives of Parent, to negotiate the initial offer price of $1.00 per Share. At the conclusion of the negotiations, Messrs. Gevry and Brooks indicated that Parent was willing to increase its offer to $1.08 per Share, which they indicated was the maximum amount that Parent was willing to pay to acquire the remaining Shares in the Company. Ms. Jamieson indicated that she would discuss the revised offer price with the Special Committee.

Later on July 26, 2013, Ms. Jamieson contacted the other members of the Special Committee to report on the price negotiations and to confirm the Special Committee members’ July 25, 2013 determination that $1.08 per Share was an acceptable price. Ms. Jamieson then contacted Messrs. Gevry and Brooks to confirm that the Special Committee would accept Parent’s offer of $1.08 per Share, and Messrs. Gevry and Brooks confirmed that Parent’s investors had also approved the revised offer price, in each case subject to continued negotiation of the other terms and conditions of the Merger Agreement.

16

During the period from August 1, 2013 through September 5, 2013, negotiation of the terms of the Merger Agreement continued, including with respect to the conditions of the Offer and the Merger. During those negotiations, Parent proposed that, given the trading activity at $1.15 per Share that occurred on June 20, 2013, well after Parent’s public announcement of its proposed acquisition price of $1.00 per Share, the majority-of-the-minority offer condition should be made waivable by Parent in order to increase the likelihood of closing so that the public holders of the Shares (other than Parent) would realize the benefits of the transaction. Parent also indicated during the negotiations that it would be willing to proceed with a transaction subject to (y) a minimum tender sufficient for Parent to exercise the Top Up Option and reach the 90% threshold and (z) a customary financing condition.

On August 12, 2013, the Special Committee members, in their roles as members of the Audit Committee of the Board of Directors, received a written memorandum dated August 7, 2013 (as subsequently updated and revised, the “Memorandum”) prepared by the chief financial officer of the Company, analyzing whether the Company should perform an interim test for goodwill impairment in connection with its quarterly report on Form 10-Q for the period ended June 30, 2013. The Memorandum concluded that such a test was not required, citing the $1.75 per Share price paid by Parent in acquiring its controlling stake from Clal in December 2012 and a recent discounted cash flow analysis performed by the Company that implied a per Share value of $1.95 for all of the Company’s shares. As the Memorandum was prepared as part of the Company’s interim reporting process, it was an update to the conclusions reached for the fiscal year ended December 31, 2012 and did not contain within its “four corners” the assumptions used in the discounted cash flow analysis. However, the Memorandum was based on the recent discounted cash flow analysis referenced above and an update to the discounted cash flow analysis for the fiscal year ended December 31, 2012. Both the recent discounted cash flow analysis referenced above and the updated discounted cash flow analysis for the fiscal year ended December 31, 2012 were provided to the Special Committee’s financial adviser. The Committee noted that the Memorandum was prepared for financial reporting purposes, and not for purposes of determining a per share valuation for the Company’s Common Stock.

On August 14, 2013, the Special Committee met with FaegreBD to discuss recent developments and the Memorandum. The Special Committee first discussed the Memorandum and requested that FaegreBD share the Memorandum with Berkshire Capital and obtain information regarding the underlying assumptions used in calculating the discounted cash flow analysis set forth in the Memorandum. The Special Committee next considered Parent’s proposal that the majority of the minority condition should be waivable. FaegreBD again advised the Special Committee members regarding their fiduciary duties, together with the different standards of review under Delaware law applicable to interested-party transactions, such as the Offer and the Merger. At the conclusion of the discussion, the Special Committee expressed its belief that, subject to their further review of the Memorandum, the receipt of a favorable opinion from Berkshire Capital, and the negotiation of acceptable legal documentation, Parent’s proposal would be in the best interests of the public holders of the Shares (other than Parent), and, therefore, determined to accept a waivable majority of the minority condition as part of the continuing legal negotiations with respect to the Offer and the Merger.

On August 15, 2013, the Special Committee met with FaegreBD to discuss further the Memorandum. Following input from Berkshire Capital and based on the Special Committee members’ knowledge of the Company and its financial condition and results of operations, the Special Committee reviewed the assumptions underlying the discounted cash flow analysis contained in the Memorandum. The Special Committee noted that the Memorandum was prepared for financial reporting purposes, and not for purposes of determining a per share valuation for the Company’s Common Stock. Given the nature of the Memorandum, it is based on an estimated fair value of the Company as a whole, and does not attempt to apply any type of minority discount to reach a determination as to a per share value of the Common Stock of the Company. Noting that the discounted cash flow analysis presented by Berkshire Capital at the Special Committee’s July 25, 2013 meeting indicated a “base case” valuation of $1.01 per Share for the Company, and noting the nature and limited purpose of the Memorandum, the Committee concluded that the Memorandum did not provide appropriate methodologies for determining a per share value of the Common Stock of the Company in the context of the Offer and the Merger.

17

From August 16, 2013 through September 5, 2013, representatives of Foley, FaegreBD and Winston continued to discuss proposed revisions to the Merger Agreement including with respect to scope of representations, closing conditions and interim operating covenants. Foley, FaegreBD and Winston continued to exchange drafts and comments to the Merger Agreement during this period.

On September 5, 2013, Park Bank delivered the commitment letter between Parent and Park Bank providing for the debt financing described therein (the “Financing Commitment”).

On September 5, 2013, the Special Committee met with Berkshire Capital and FaegreBD to consider the proposed acquisition by Parent of the Shares not already owned by Parent pursuant to the Merger Agreement.  FaegreBD reviewed the material terms and conditions of the definitive Merger Agreement, the Support Agreements, Parent’s financing commitment, and the proposed resolutions to be adopted.  FaegreBD then advised the members of the Special Committee regarding their fiduciary duties under Delaware law.  Berkshire Capital presented its financial analysis of the $1.08 per Share consideration to be paid to Company shareholders pursuant to the Merger Agreement.  Berkshire Capital then rendered to the Special Committee Berkshire Capital’s oral fairness opinion, which was confirmed by delivery of a written opinion dated the same day that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and limitations on the review undertaken as set forth in the opinion, the $1.08 per Share consideration to be received in the Offer and the Merger by holders of Shares (other than Parent) is fair to such holders from a financial point of view.  Following these presentations, and after considering all of the factors that it deemed relevant, the Special Committee unanimously approved resolutions (i) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates) and (iii) recommending that the Board of Directors adopt resolutions (a) approving the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (b) recommending that the holders of the Shares (other than Parent, Purchaser and their affiliates) accept the Offer and tender their Shares pursuant to the Offer and (c) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) adopt the Merger Agreement. Such resolutions were submitted to the Board of Directors for consideration.

18

On September 6, 2013, the Board of Directors met to consider the terms of the Merger Agreement as finally negotiated. Representatives of Foley attended the meeting. They reviewed with the Board of Directors’ (1) the directors’ fiduciary duties in considering the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer; (2) the terms and conditions of the Merger Agreement and the Offer; and (3) the recommendation of the Special Committee. Following discussion by the Board of Directors of these matters, the Board of Directors unanimously (other than the Parent Directors, each of whom abstained) adopted resolutions (i) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, reasonable and in the best interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates); (iii) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) accept the Offer and tender their Shares pursuant to the Offer; and (iv) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) adopt the Merger Agreement.

On September 9, 2013, the parties executed and delivered the Merger Agreement and the Support Agreements, and the Company and Parent issued a joint press release announcing the Merger Agreement and transactions contemplated thereby.

On September 12, 2013, Purchaser commenced the Offer.

Reasons for the Determination.

Reasons for the Recommendation of the Special Committee.

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Special Committee consulted with the Company’s senior management, FaegreBD and Berkshire Capital. In approving the Merger Agreement and recommending that the public holders of Company Common Stock (other than Parent, Purchaser and their affiliates) tender their shares pursuant to the Offer, the Special Committee considered a number of factors, including the following:

•	The Special Committee members’ familiarity with the Company’s business, industry, financial condition, results of operations, strategic plans and prospects, including:

°	the Company’s primary focus on fixed-income investments;

°	the lower margins earned by fixed-income investment advisers and the current and projected performance of the bond market; and

°	general economic conditions, including prevailing interest rates and predicted trends.

19

•	The challenges facing the Company, including:

°	the lack of employment contracts with certain key personnel;

°	customer concentration; and

°	the lack of synergies between operating divisions.

•	Current and historical trading prices for the Company’s Shares, including:

°	the prices of pre-announcement trades and the likelihood that the price of the Company’s shares would fall back to those levels in the absence of the Offer; and

°	the fact that the $1.08 Offer Price represents a premium of approximately 54% over the last trade of $0.70 that occurred prior to Parent’s first public announcement of its proposed tender offer.

•	The September 5, 2013 fairness opinion of Berkshire Capital that, as of that date and based upon and subject to the various considerations described in such fairness opinion, the consideration to be received by the holders of Company Common Stock (other than Parent) in the Offer and the Merger is fair to those holders of Company Common Stock from a financial point of view.

•	The historical lack of liquidity for holders of Company Common Stock.

•	The additional costs and burdens involved with being a micro-cap public company.

•	The fact that the cash consideration in the Offer and the Merger provides certainty of value and immediate liquidity for the holders of Company Common Stock.

•	The Offer and the Merger provide for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per-share cash payment, thereby enabling holders of Company Common Stock to obtain the benefits of the transaction at the earliest practicable time.

•	Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances thereby increasing the likelihood that the Offer and the Merger will be consummated.

•	There are no antitrust impediments to the Offer or the Merger.

•	Purchaser has received the Financing Commitment, thereby increasing the likelihood that Purchaser will have the requisite funds to consummate the Offer and the Merger.

20

•	The written Support Agreements, pursuant to which certain affiliates of Parent agreed to tender into the Offer all of their Shares.

•	The availability of statutory appraisal rights under Delaware law in connection with the Merger.

The Special Committee also considered a variety of risks and other potentially negative factors concerning the Offer and Merger. These factors included the following:

•	The lack of a competitive bidding process, given Parent’s control position and public statement that it would reject any third-party offer to acquire the Company.

•	The per-share price of $1.75 paid by Parent when it acquired a controlling stake in the Company from Clal.

•	The Memorandum that was prepared solely for financial reporting purposes and not for purposes of determining a per share value of the Shares.

•	The price and volume of the post-announcement trades that occurred on June 20, 2013, including the fact that the $1.08 Offer Price represents approximately a 6% discount to the $1.15 price at which nearly all of those trades occurred.

•	The potential distraction of management and disruption to the Company’s business, including the possible loss of clients that may result from the announcement of the Offer and the Merger, during the pendency of the transaction.

•	The fact that the Company’s public stockholders will cease to participate in the Company’s potential future earnings growth and will not benefit from any future increase in the Company’s value following the Merger.

•	The possibility that the market price of the Shares in the future could exceed the Offer Price.

•	The risk that the debt financing contemplated by the Financing Commitment is not obtained, and that Parent may not have the funds to consummate the Offer and the Merger.

•	The restrictions that the Merger Agreement imposes on soliciting competing proposals.

•	The fact that completion of the Offer and Merger would require satisfaction of closing conditions that are not within the Company’s control.

21

•	The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to holders of Company Common Stock for U.S. federal income tax purposes, and any gains from any proceeding arising from an assertion of appraisal rights could be taxable for U.S. federal income tax purposes to such holders who perfect their appraisal rights.

•	The risks and costs to the Company if the Merger Agreement is entered into and announced but the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition, and the potential disruptive effect on business and client relationships and the payment by the Company of its expenses associated with the Offer and the Merger.

Reasons for the Recommendation of the Board of Directors.

In the course of reaching its determination and recommendation, the Board of Directors considered, among other things, the same factors considered by the Special Committee in its deliberations, as described above.

After consideration, the Board of Directors, based on the unanimous recommendation of the Special Committee, unanimously (other than the Parent Directors, each of whom abstained) adopted resolutions: (i) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, reasonable and in the best interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates); (iii) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) accept the Offer and tender their Shares pursuant to the Offer; and (iv) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) adopt the Merger Agreement.

In considering the Merger with Purchaser, the Board of Directors reviewed and considered Berkshire Capital’s opinion addressed to the Special Committee, dated as of September 5, 2013, that, as of such date and based upon and subject to the various considerations described therein, the $1.08 per Share in cash to be paid to the holders (other than Parent) of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, which opinion is described in the section entitled “—Opinion of the Financial Advisor to the Special Committee.” The Board of Directors also consulted with representatives of Foley regarding the fiduciary duties of the members of the Board of Directors and the terms of the Merger Agreement.

The items listed above contain all of the material factors considered by the Special Committee and the Board of Directors. In view of the wide variety of factors considered in connection with their evaluation of the transaction, the Special Committee and the Board of Directors did not find it practicable to, and did not, quantify or assign any relative or specific weights to the items listed above. Individual members of the Special Committee and the Board of Directors may have viewed different factors to be more significant than others. The Special Committee and Board of Directors considered all of these factors as a whole and concluded overall that the Offer and the Merger are advisable and in the best interests of the holders of Company Common Stock (other than Parent). In arriving at their recommendation, the members of the Special Committee and the Board of Directors were aware of the interests of our executive officers, directors and affiliates as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

22

(c)	Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated June 19, 2013, the Special Committee engaged Berkshire Capital to prepare a written opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company, other than Parent, in connection with the Offer for the Shares held by stockholders other than Parent. If the conditions to the Offer are met, the Offer will result in a merger of the Company and Purchaser, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. On September 5, 2013, Berkshire Capital rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Berkshire Capital’s written opinion dated the same date) to the effect that, as of the date of the opinion, the consideration of $1.08 per share to be received by the holders of Company common stock, other than Parent, in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Berkshire Capital, as part of its investment banking business, is regularly engaged in the business of providing financial advisory services in connection with mergers and acquisitions in the investment management industry. The Special Committee decided to use the services of Berkshire Capital because it is an investment banking firm that has substantial experience in such matters. Berkshire Capital did not act as financial advisor to the Company in the Offer or the Merger. Berkshire Capital was engaged solely to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company, other than Parent, in the Offer and the Merger and will receive a fee for its services, no portion of which is contingent upon acceptance of the Offer or consummation of the Merger. The Special Committee has agreed to reimburse Berkshire Capital for selected expenses, and to indemnify Berkshire Capital against certain liabilities that may arise out of this assignment, including the rendering of its opinion. Berkshire Capital was previously engaged by one of the Company’s subsidiaries to provide investment banking services. On July 11, 2002, Boyd Watterson Asset Management, LLC engaged Berkshire Capital, which resulted in the sale of Boyd Watterson Asset Management, LLC to Mercantile Bankshares Corporation.

The full text of Berkshire Capital’s written opinion is attached hereto as Annex A. You are urged to read the Berkshire Capital opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Berkshire Capital in rendering its opinion. The summary of the Berkshire Capital opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

Berkshire Capital expressed no opinion or recommendation as to whether Company stockholders should tender their shares of the Company’s common stock in the Offer or how the Company stockholders should vote with respect to the Merger. Berkshire Capital was not requested to opine as to, and the opinion does not address, the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company or the Company’s underlying business decision to proceed with the Offer and the Merger. Berkshire Capital has consented to the use of its opinion in this Schedule 14D-9.

23

In arriving at its opinion, Berkshire Capital, among other things:

(i) reviewed the draft Merger Agreement dated August 15, 2013;

(ii) reviewed certain publicly available business and financial information relating to the Company that Berkshire Capital deemed relevant;

(iii) reviewed with certain members of the senior management of the Company’s past and current business operations, financial condition and future prospects;

(iv) reviewed certain financial and stock market data and other information for the Company, as compared to corresponding data and information for companies with publicly traded securities that Berkshire Capital deemed relevant;

(v) compared the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of certain other transactions that Berkshire Capital deemed to be relevant; and

(vi) performed such other financial studies, analyses and investigations, and considered such other factors, as Berkshire Capital deemed appropriate.

In preparing its opinion, with the Special Committee’s consent, Berkshire Capital assumed and relied upon the accuracy and completeness, in all material respects, of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by it and did not assume any responsibility for independent verification of, and did not verify, any of the foregoing information. Berkshire Capital was not requested to make, and did not make, an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its affiliates. Further, Berkshire Capital assumed with the Special Committee’s consent that all of the information prepared by the management of the Company provided to it for purposes of its opinion, including the projections for the Company through December 31, 2015, was prepared on a reasonable basis reflecting the best currently available estimates and judgments of the Company’s management as to the expected future financial performance of the Company for the periods covered, and Berkshire Capital expressed no opinion with respect to such forecasts or the assumptions upon which they are based.

Berkshire Capital did not undertake any independent legal analysis of the Offer or the Merger, any related transactions, the Merger Agreement or any legal or regulatory proceedings pending or threatened related to the Company. Berkshire Capital was not asked to, and did not, express any opinion as to the after-tax consequences of the Offer or the Merger to the stockholders of the Company. Furthermore, Berkshire Capital did not express any opinion as to the price at which the common stock of the Company may trade at any future time. No opinion, counsel or interpretation was intended regarding matters that require legal, regulatory, accounting, tax, executive compensation or other similar professional advice. Berkshire Capital assumed that such opinions, counsel, interpretations or advice have been or will be obtained from the appropriate professional advisers. Berkshire Capital has also assumed that the executed Merger Agreement conformed in all material respects to the draft Merger Agreement, dated August 15, 2013, reviewed by Berkshire Capital, and that the Merger will be consummated on the terms described in such draft Merger Agreement without any material delay or waiver of any material terms or conditions by the stockholders of the Company. Berkshire Capital has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the expected benefits of the Merger in any way meaningful to its analysis. The issuance of this opinion was approved by Berkshire Capital’s Fairness Opinion Committee.

24

Berkshire Capital’s opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to it as of, September 4, 2013. Berkshire Capital did not express any opinion as to the impact of the Offer or the Merger on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.

The following is a summary of the material financial analyses presented by Berkshire Capital to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Berkshire Capital, nor does the order of analyses described represent the relative importance or the weight given to those analyses by Berkshire Capital. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Berkshire Capital’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 4, 2013, and is not necessarily indicative of current market conditions.

Selected Public Companies Analyses.

Berkshire Capital calculated and compared various financial metrics for a group of selected investment management firms to the corresponding implied financial metrics of the Company based on the proposed terms of the Offer and the Merger. Although none of the selected companies are directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of Berkshire Capital’s analysis may be considered to be similar to certain of the Company’s operations. In its analysis, Berkshire Capital also took into consideration, among other factors, the Company’s size, historical and projected financial performance, product diversification, key man risk, tax attributes, client makeup and historical trading activity of the Company’s common stock as compared to the selected investment management firms, as well as the general US economic outlook as applicable to the Company’s operations. The financial metrics for each of the selected publicly traded companies were based on the latest publicly available financial data obtained from SEC filings, SNL Financial and Bloomberg, as of September 4, 2013. For purposes of this analysis, Berkshire Capital calculated, for each of the selected investment management firms, enterprise value defined as the sum of market capitalization, total outstanding debt, preferred securities and minority interest, minus excess working capital. Berkshire Capital calculated the implied enterprise value of the Company using the proposed per share consideration in the Offer and the Merger multiplied by the number of shares outstanding, adjusted for excess working capital. Excess working capital was calculated as the amount of working capital in excess of an assumed normalized level of working capital. Berkshire Capital estimated the normalized level of working capital based on the average level of working capital, as a percentage of operating expenses for the last twelve months, which is referred to as LTM in this Schedule 14D-9, for BlackRock, Franklin Resources, T. Rowe Price, Invesco, AMG, Eaton Vance, Waddell & Reed, Legg Mason, Artisan Partners, Federated Investors, Janus Capital Group, Cohen & Steers, Manning & Napier, Virtus Investment Partners, Pzena Investment Management, Westwood Holdings Group and Diamond Hill Investment Group, which was 72.5%. Berkshire Capital excluded GAMCO Investors and Calamos Asset Management from its analysis of working capital due to their unusually high levels of working capital relative to the other public companies. Using this percentage and based on the Company’s LTM financial statements as of June 30, 2013, Berkshire Capital calculated the Company’s excess working capital as of June 30, 2013 to be $1.2 million.

25

For each of the selected publicly traded investment management firms and for the Company, Berkshire Capital calculated (i) enterprise value as a multiple of LTM earnings before interest, tax, depreciation and amortization, which is referred to as EBITDA in this Schedule 14D-9; (ii) enterprise value as a multiple of 2013 estimated EBITDA; (iii) enterprise value as a multiple of 2014 estimated EBITDA; (iv) price per Share as a multiple of LTM net income per Share; (v) price per Share as a multiple of 2013 estimated net income per Share; (vi) price per Share as a multiple of 2014 estimated net income per Share; (vii) enterprise value as a multiple of LTM revenue; and (viii) enterprise value as a percentage of assets under management. In the case of the selected publicly traded investment management firms, historical and future estimated financial data was obtained from SNL Financial and Bloomberg. In the case of the Company, Berkshire Capital used projected financial statements as prepared by the Company’s management and adjusted by Berkshire Capital. Berkshire Capital also calculated adjusted EBITDA, revenue and net income for the Company, which exclude certain non-recurring expense and revenue items, including non-recurring legal fees, one-time amortization expense, non-recurring referral revenues, non-recurring transaction costs related to the Offer and incentive fees net of related bonus. As a result of Berkshire Capital’s adjustments, the Company’s reported LTM revenues, EBITDA and net income were increased or decreased by ($1,322,000), ($538,000) and $3,369,000, respectively; the Company’s 2013 estimated revenues, EBITDA and net income were increased or decreased by ($272,000), $771,000 and $771,000, respectively; and the Company’s 2014 estimated revenues, EBITDA and net income were decreased by ($220,000), ($176,000) and ($176,000), respectively.

26

The following table sets forth the financial metrics for the Company and the selected public companies.

	Enterprise Value /					Price /
	LTM	2013 Est.	2014 Est.	LTM		LTM	2013 Est.	2014 Est.
Firm Name	EBITDA	EBITDA	EBITDA	Revenue	AUM	EPS	EPS	EPS
BlackRock, Inc.	13.9x	13.1x	11.6x	5.6x	1.41%	17.8x	16.5x	15.0x
Franklin Resources, Inc.	10.0x	9.3x	8.1x	3.7x	3.58%	14.0x	13.3x	12.5x
T. Rowe Price Group, Inc.	11.0x	10.3x	9.4x	5.4x	2.83%	20.4x	18.8x	17.1x
Invesco Ltd.	19.2x	15.4x	13.6x	4.7x	2.94%	17.0x	14.8x	12.8x
Affiliated Managers Group, Inc.	18.9x	16.2x	14.1x	6.5x	2.78%	38.9x	18.6x	16.1x
Eaton Vance Corp.	12.4x	11.0x	10.0x	4.3x	2.10%	20.3x	17.5x	15.2x
Legg Mason, Inc.	15.3x	13.3x	11.0x	2.3x	0.93%	25.2x	18.0x	13.8x
Waddell & Reed Financial, Inc.	11.2x	11.7x	10.1x	3.6x	4.28%	19.1x	17.9x	15.4x
Artisan Partners Asset Management Inc.	NM	26.8x	13.4x	7.3x	4.97%	NM	19.5x	16.6x
Federated Investors, Inc.	9.4x	11.9x	10.7x	3.5x	0.91%	16.9x	17.2x	15.3x
Manning & Napier, Inc.	19.2x	8.6x	8.1x	4.1x	3.19%	103.9x	13.2x	12.3x
Janus Capital Group Inc.	6.7x	7.2x	6.9x	2.2x	1.15%	14.7x	14.5x	12.2x
Cohen & Steers, Inc.	14.3x	11.9x	10.7x	4.9x	2.97%	22.7x	20.4x	15.7x
GAMCO Investors, Inc.	9.4x	9.9x	9.1x	3.8x	3.74%	18.0x	16.1x	15.7x
Virtus Investment Partners, Inc.	15.3x	NA	NA	4.4x	2.82%	25.5x	20.8x	16.1x
Calamos Asset Management, Inc.	8.5x	12.4x	12.8x	3.1x	3.47%	14.4x	20.0x	18.3x
Pzena Investment Management, Inc.	11.3x	10.3x	8.6x	5.7x	2.31%	18.4x	17.9x	15.2x
Westwood Holdings Group, Inc.	9.9x	NA	NA	4.2x	2.18%	25.7x	NM	NM
Diamond Hill Investment Group	12.3x	NA	NA	4.9x	3.54%	13.9x	NM	NM

M A X I M U M	19.2x	26.8x	14.1x	7.3x	4.97%	103.9x	20.8x	18.3x
M E D I A N	11.8x	11.8x	10.4x	4.3x	2.83%	18.8x	17.9x	15.3x
M E A N	12.7x	12.5x	10.5x	4.4x	2.74%	24.8x	17.4x	15.0x
M I N I M U M	6.7x	7.2x	6.9x	2.2x	0.91%	13.9x	13.2x	12.2x

Proposed Transaction (As Reported)	6.3x	7.6x	6.4x	0.8x	0.23%	NM	13.9x	8.5x
Proposed Transaction (Adjusted)	7.5x	5.9x	6.8x	0.9x	0.23%	13.7x	9.2x	9.1x

Analysis of Selected Precedent Mergers and Acquisition Transactions.

An analysis of precedent mergers and acquisition transactions is based on a review of mergers and acquisition transactions involving target companies that operate in the same industry, or a substantially similar industry, as the Company. Information is typically not disclosed publicly for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be material to the acquirer. As a result, the precedent transaction analysis is generally limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

Berkshire Capital reviewed certain data for 17 transactions announced since January 2008 involving U.S. sellers for which pricing information was publicly available and one or more transaction pricing multiples were available. Although none of the target companies in the selected transactions used for purposes of this analysis is directly comparable to the Company, the target companies in the selected precedent transactions were companies with operations that, for purposes of Berkshire Capital’s analysis, may be considered similar in certain respects to certain of the Company’s operations. In its analysis, Berkshire Capital considered, among other factors, the Company’s size, historical and projected financial performance, product diversification, key man risk, tax attributes and client makeup as compared to the targets in the selected precedent transactions, as well as the general US economic outlook as applicable to the Company’s operations. Additionally, Berkshire Capital took into consideration the fact that Parent already controls the Company’s board of directors and that the Offer is intended for a purchase of a minority of the outstanding shares of common stock in the Company.

27

For each of the precedent transactions, Berkshire Capital calculated and compared, among other things, the ratio of the estimated enterprise value of the target company to the target company’s LTM revenues, LTM EBITDA, LTM net income and assets under management. In the context of the precedent transactions analysis, enterprise value is defined as purchase price, adjusted to reflect, where appropriate and available, liabilities assumed by the purchaser and excess or deficient working capital of the target company at or near the time of acquisition. After reviewing all publicly available information regarding these metrics for all 17 transactions, Berkshire Capital made an adjustment to the purchase price paid by Aberdeen Asset Management in its acquisition of Artio Global Investors to reflect estimated excess working capital at the time of the announcement of the transaction. Berkshire Capital determined that, for other transactions with sufficient publicly available information, no adjustment to purchase price was necessary to arrive at enterprise value.

For precedent transactions involving a deferred or contingent component to the total consideration received by the seller, Berkshire Capital estimated the present value of the total consideration to be received by the seller by discounting any contingent future payments at a discount rate of 15%. The following table sets forth certain information regarding the precedent mergers and acquisition transactions.

			Enterprise	Seller	Enterprise Value /
			Value	AUM	LTM	LTM	LTM Net
Date	Seller (Entity Sold)	Buyer	($MM)	($MM)	Revenues	EBITDA	Income	AUM
2/21/2013	KeyCorp (Victory Capital Mgmt. / Victory Capital Advisors)	Crestview Partners, L.P.	246	22,000	2.2x	10.3x	NA	1.12%
2/13/2013	Artio Global Investors Inc.	Aberdeen Asset Management PLC	113	11,513	1.3x	NA	NA	0.98%
12/18/2012	Clal Insurance Enterprises Hld. Ltd. (Titanium Asset Management Corp.)	TAMCO Holdings, LLC	36	8,855	1.5x	12.6x	NA	0.41%
12/6/2012	Epoch Hld. Corp.	Toronto-Dominion Bank	668	24,534	6.6x	13.3x	26.1x	2.72%
11/14/2011	Gresham Investment Management LLC	Nuveen Investments, Inc.	NA	13,700	NA	NA	NA	NA
2/24/2011	Emerging Markets Management, LLC	Ashmore Group Plc	345	10,400	NA	7.2x	NA	3.32%
3/5/2010	Atalanta Sosnoff Capital LLC	Evercore Partners Inc.	166	10,400	NA	NA	NA	1.60%
2/10/2010	Northwestern Mutual Life Insurance Company (Pantheon Ventures Inc.)	Affiliated Managers Group, Inc.	914	22,200	5.5x	10.8x	NA	4.12%
12/20/2009	Advisory Research Hld., Inc.	Piper Jaffray Companies	218	5,500	4.1x	8.2x	NA	3.96%
12/14/2009	Highbury Financial Inc (Aston Asset Management)	Affiliated Managers Group Inc.	114	6,700	2.8x	10.1x	NA	1.69%
10/16/2009	Morgan Stanley Investment Management (Van Kampen Investments Inc)	Invesco Ltd	1,500	118,700	2.4x	7.7x	16.1x	1.26%
9/30/2009	Bank of America Corp. (Columbia Management Long-Term Asset Mngmt Bus.	Ameriprise Financial Inc.	1,000	165,000	1.3x	7.0x	NA	0.61%
8/19/2009	Lincoln National Corp. (Delaware Management Holdings Inc.)	Macquarie Bank Limited	428	126,700	1.2x	NA	NA	0.34%
6/11/2009	Barclays plc (Barclays Global Investors)	BlackRock, Inc.	13,499	1,495,000	4.2x	10.4x	15.7x	0.90%
12/3/2008	Lehman Brothers Holding Inc. (Neuberger Investment Management)	Management	1,290	160,000	1.6x	8.6x	NA	0.81%
11/10/2008	Boyd Watterson Asset Management	Titanium Asset Management	14	3,000	2.4x	10.7x	16.6x	0.47%
2/29/2008	National Investment Services Inc.	Titanium Asset Management	36	4,100	3.3x	15.7x	15.4x	0.88%

		M A X I M U M	13,499	1,495,000	6.6x	15.7x	26.1x	4.12%
		M E D I A N	296	13,700	2.4x	10.3x	16.1x	1.05%
		M E A N	1,287	129,900	2.9x	10.2x	18.0x	1.57%
		M I N I M U M	14	3,000	1.2x	7.0x	15.4x	0.34%

Proposed Transaction (As Reported)			20	8,639	0.8x	6.3x	NM	0.23%
Proposed Transaction (Adjusted)			20	8,639	0.9x	7.5x	13.7x	0.23%

28

Analysis of Non-contingent Consideration in Selected Precedent Mergers and Acquisition Transactions.

An analysis of non-contingent consideration in precedent mergers and acquisition transactions is based on a review of the portion of the consideration paid at closing in selected mergers and acquisition transactions involving target companies that operate in the same industry, or a substantially similar industry, as the Company. Since the total consideration of some of the 17 examined precedent merger and acquisition transactions described above involve contingent payments that are not directly comparable to the proposed merger consideration, Berkshire Capital performed an analysis of enterprise value as a multiple of LTM revenue, LTM EBITDA and LTM net income multiples excluding the effects of such contingent payments. The following table sets forth the results of this analysis.

			Enterprise	Seller	Enterprise Value /
			Value	AUM	LTM	LTM	LTM Net
Date	Seller (Entity Sold)	Buyer	($MM)	($MM)	Revenues	EBITDA	Income	AUM
2/21/2013	KeyCorp (Victory Capital Mgmt. / Victory Capital Advisors)	Crestview Partners, L.P.	246	22,000	2.2x	10.3x	NA	1.12%
2/13/2013	Artio Global Investors Inc.	Aberdeen Asset Management PLC	113	11,513	1.3x	NA	NA	0.98%
12/18/2012	Clal Insurance Enterprises Holdings Ltd. (Titanium Asset Management Corp.)	TAMCO Holdings, LLC	36	8,855	1.5x	12.6x	NA	0.41%
12/6/2012	Epoch Holding Corporation	Toronto-Dominion Bank	668	24,534	6.6x	13.3x	26.1x	2.72%
11/14/2011	Gresham Investment Management LLC	Nuveen Investments, Inc.	475	13,700	4.0x	5.7x	NA	3.47%
2/24/2011	Emerging Markets Management, LLC	Ashmore Group Plc	200	10,400	NA	4.2x	NA	2.02%
3/5/2010	Atalanta Sosnoff Capital LLC	Evercore Partners Inc.	140	10,400	NA	NA	NA	1.35%
2/10/2010	Northwestern Mutual Life Insurance Company (Pantheon Ventures Inc.)	Affiliated Managers Group, Inc.	700	22,200	4.2x	8.3x	NA	3.15%
12/20/2009	Advisory Research Holdings, Inc.	Piper Jaffray Companies	218	5,500	4.1x	8.2x	NA	3.96%
12/14/2009	Highbury Financial Inc (Aston Asset Management)	Affiliated Managers Group Inc (AMG)	114	6,700	2.8x	10.1x	NA	1.69%
10/16/2009	Morgan Stanley Investment Management (Van Kampen Investments Inc)	Invesco Ltd	1,500	118,700	2.4x	7.7x	16.1x	1.26%
9/30/2009	Bank of America Corporation (Columbia Management (Long-Term Asset Mngmt Bus.))	Ameriprise Financial Inc.	1,000	165,000	1.3x	7.0x	NA	0.61%
8/19/2009	Lincoln National Corporation (Delaware Management Holdings Inc.)	Macquarie Bank Limited	428	126,700	1.2x	NA	NA	0.34%
6/11/2009	Barclays plc (Barclays Global Investors)	BlackRock, Inc.	13,499	1,495,000	4.2x	10.4x	15.7x	0.90%
12/3/2008	Lehman Brothers Holding Inc. (Neuberger Investment Management)	Management	1,290	160,000	1.6x	8.6x	NA	0.81%
11/10/2008	Boyd Watterson Asset Management	Titanium Asset Management	9	3,000	1.5x	6.7x	10.4x	0.29%
2/29/2008	National Investment Services Inc.	Titanium Asset Management	30	4,100	2.8	13.2x	13.0x	0.74%

		M A X I M U M	13,499	1,495,000	6.6x	13.3x	26.1x	3.96%
		M E D I A N	246	13,700	2.4x	8.4x	15.7x	1.12%
		M E A N	1,216	129,900	2.8x	9.0x	16.3x	1.52%
		M I N I M U M	9	3,000	1.2x	4.2x	10.4x	0.29%

Proposed Transaction (As Reported)			20	8,639	0.8x	6.3x	NM	0.23%
Proposed Transaction (Adjusted)			20	8,639	0.9x	7.5x	13.7x	0.23%

Discount for Lack of Control.

Since the proposed transaction involves the sale of a minority stake in the Company while the selected precedent mergers and acquisition transactions involved the sale of a majority control stake of the respective businesses (with one exception), Berkshire Capital applied a discount for lack of control to the multiples of enterprise value to LTM revenue, LTM EBITDA and LTM net income derived from the selected precedent mergers and acquisition transactions. The discount for lack of control is equal to 1 - (1 / ( 1 + d )), where d is equal to the control premium. Berkshire Capital’s control premium calculation was based on a review of acquisition transactions involving publicly traded target companies that operate in the same industry, or a substantially similar industry, as the target company. The control premium calculation involves a comparison of the transaction price, on a per share basis, to the trading price of the target company’s common stock one day and 30 days prior to the announcement of the transaction. Berkshire Capital reviewed data obtained from SNL Financial for 161 acquisitions of publicly traded financial services companies since January 2007.

29

The median 30-day control premium from the set of transactions was 29.8%, which yielded a discount for lack of control equal to 23.0%. Berkshire Capital then applied the discount for lack of control to the analyses of selected precedent mergers and acquisition transactions and non-contingent consideration in the precedent mergers and acquisition transactions. The following table displays the mean, median, minimum and maximum enterprise value to LTM revenues, LTM EBITDA and LTM net income multiples after the discount for lack of control.

	Revenue Multiple	Revenue Multiple	EBITDA Multiple	EBITDA Multiple	Net Income Multiple	Net Income Multiple
	Selected Acquisition	Closing	Selected Acquisition	Closing	Selected Acquisition	Closing
	Transactions	Consideration Only	Transactions	Consideration Only	Transactions	Consideration Only
Maximum	5.1x	5.1x	12.1x	10.2x	20.1x	20.1x
Median	1.8x	1.9x	7.9x	6.5x	12.4x	12.1x
Mean	2.2x	2.1x	7.9x	6.9x	13.9x	12.5x
Minimum	0.8x	0.8x	5.4x	3.2x	11.8x	8.0x

Proposed Transaction (As Reported)	0.8x	0.8x	6.3x	6.3x	NM	NM
Proposed Transaction (Adjusted)	0.9x	0.9x	7.5x	7.5x	13.7x	13.7x

Discounted Cash Flow Analysis.

A discounted cash flow analysis estimates the value of a company based upon the company’s projected future free cash flows over the forecast period and the company’s terminal value at the end of the forecast period, discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for debt service and dividend payments after providing for cash operating expenses, income taxes, changes in working capital and capital expenditures. For purposes of its analysis, Berkshire Capital used the forecasts described above and, based on discussions with management, Berkshire Capital assumed no annual dividends to shareholders of the Company during the period covered by the forecasts. Berkshire Capital assumed for its analysis tax attributes provided by the Company management for the period from 2013 through 2018 and a present value of the remaining tax shield thereafter, using a discount rate of 17.5% and estimated annual growth in earnings after the end of the forecast period of 1%. Berkshire Capital also assumed investments in equity investees will be liquidated, therefore assumed to be a current asset on the Company’s balance sheet.

Berkshire Capital estimated a terminal value at the end of the forecast period by applying a terminal EV/EBITDA multiple to EBITDA in the final year of the forecast period, adjusted for projected excess working capital in the final year of the forecast period as a result of the expected policy of withholding annual dividends. Terminal value refers to an estimated valuation of the cash flows expected to be received subsequent to the last year in the forecast period. Berkshire Capital derived the terminal value based on the three-year compound annual growth rate in EBITDA for the three-year period preceding the last year of the forecast period. The terminal EBITDA multiple is determined by interpolation within a specified range based on where the three-year compound annual growth rate of EBITDA leading up to the last year of the forecast period falls within the specified growth rate range. Berkshire Capital utilized terminal EV/EBITDA multiples range of 5x to 10x and a growth rate range of 5% to 20%. Based on the foregoing, Berkshire Capital estimated a terminal multiple for the Company equal to 5.5x.

30

Berkshire Capital utilized a discount rate of 17.5%, which is equal to Berkshire Capital’s estimate of the Company’s cost of equity capital derived by utilizing a cost of equity capital analysis based on the Capital Asset Pricing Model and certain financial and valuation metrics for the Company and selected companies that exhibited similar business characteristics to certain of the Company’s operations.

This analysis resulted in an implied equity value for the Company, after an adjustment for excess working capital of $1.2 million, of $19.8 million, and an implied equity value per share of $1.00 based on the projections used, compared to the proposed merger consideration of $1.08 per share.

Sensitivity Analyses.

Berkshire Capital performed a sensitivity analysis incorporating two additional sets of net new business and total return scenarios described as an “upside” scenario and a “downside” scenario as set forth below. Berkshire Capital’s projections for the “upside” and “downside” scenarios were based on the following assumptions regarding net new business flows and total return.

				Real Estate
Average Annual New Business, 2014 - 2018	Boyd	NIS	Wood	(GSA)
Downside	-1.0%	-1.0%	-8.0%	8.6%
Upside	3.0%	3.0%	-5.2%	25.9%

				Titanium	Preferred
	Fixed		Real	Absolute	Stock
Average Annual Total Return, 2014 - 2018	Income	Equity	Estate	Return Fund	Fund II
Downside	-1.2%	1.7%	-1.0%	4.0%	2.0%
Upside	0.2%	7.7%	1.0%	8.0%	6.0%

Additionally, Berkshire Capital analyzed the Company’s discounted cash flows utilizing discount rates of 16.5% and 18.5%. The resulting sensitivity analyses yielded a range of implied equity values for the Company, after an adjustment for excess working capital of $1.2 million, of $10.7 million to $35.6 million and a range of implied equity values per share of $0.54 to $1.80, as set forth in the table below. In the table below, the 0.76% weighted average annual total return and the 3.21% 2014 – 2018 average annual net new business represent the “upside scenario,” the –0.98% weighted average annual total return and the –0.94% 2014 – 2018 average annual net new business represent the “downside scenario,” and the 0.49% weighted average annual total return and the 1.13% 2014 – 2018 average annual net new business represent the “base case” scenario discussed above.

31

DCF Value

16.5% Discount Rate				17.5% Discount Rate				18.5% Discount Rate
Wtd Avg	2014-18 Average Annual			Wtd Avg	2014-18 Average Annual			Wtd Avg	2014-18 Average Annual
Annual	Net New Business			Annual	Net New Business			Annual	Net New Business
Total	(% of Beginning AUM)			Total	(% of Beginning AUM)			Total	(% of Beginning AUM)
Return	3.21%	1.13%	-0.94%	Return	3.21%	1.13%	-0.94%	Return	3.21%	1.13%	-0.94%

0.76%	35,563	23,688	16,849	0.76%	33,870	22,501	15,907	0.76%	32,276	21,382	15,026
0.49%	32,424	20,899	15,930	0.49%	30,864	19,824	15,016	0.49%	29,393	18,819	14,190
-0.98%	23,752	18,259	11,885	-0.98%	22,562	17,279	11,241	-0.98%	21,440	16,338	10,657

DCF Value Per Share

16.5% Discount Rate				17.5% Discount Rate				18.5% Discount Rate
Wtd Avg	2014-18 Average Annual			Wtd Avg	2014-18 Average Annual			Wtd Avg	2014-18 Average Annual
Annual	Net New Business			Annual	Net New Business			Annual	Net New Business
Total	(% of Beginning AUM)			Total	(% of Beginning AUM)			Total	(% of Beginning AUM)
Return	3.21%	1.13%	-0.94%	Return	3.21%	1.13%	-0.94%	Return	3.21%	1.13%	-0.94%

0.76%	1.80	1.20	0.85	0.76%	1.72	1.14	0.81	0.76%	1.63	1.08	0.76
0.49%	1.64	1.06	0.81	0.49%	1.56	1.00	0.76	0.49%	1.49	0.95	0.72
-0.98%	1.20	0.92	0.60	-0.98%	1.14	0.88	0.57	-0.98%	1.09	0.83	0.54

General.

The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above without considering the analyses as a whole could create an incomplete view of the processes underlying the Berkshire Capital opinion. In arriving at its fairness determination, Berkshire Capital considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Berkshire Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Berkshire Capital prepared these analyses for purposes of providing its opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company’s common stock, other than Parent, in the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are illustrative and not necessarily indicative of actual future results or values, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Berkshire Capital or any other person assumes responsibility if future results are materially different from those forecasted in these analyses.

As described above, the opinion of Berkshire Capital was just one of the many factors taken into account by the Special Committee in recommending this transaction to the Company’s Board of Directors, including those described elsewhere in this Schedule 14D-9.

32

(d)	Certain Company Projections.

The Company’s management does not, as a matter of course, make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain non-public financial projections prepared by the Company’s management to Berkshire Capital in connection with their review of the Offer and the Merger, as indicated below. The inclusion of this information should not be regarded as an indication that Berkshire or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

The Company has advised the recipients of the projections that the financial forecasts upon which the projections were based are subjective in many respects. The projections have been prepared by the Company’s management. The projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The projections do not comply with generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The summaries of the projections are not being included in this Schedule 14D-9 to influence the decision of any stockholder whether to tender Shares in the Offer, but because this information was made available by the Company to Berkshire Capital, as indicated below.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports filed with the SEC. The financial information covers multiple years and such information by its nature becomes less reliable with each successive year.

Accordingly, there can be no assurance that the financial projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent, Purchaser or their affiliates, advisors, officers, directors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Parent, Purchaser or their affiliates, advisors officers, directors or representatives undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Parent, Purchaser or their affiliates, advisors, officers, directors or representatives intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Parent, Purchaser or their affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the projections. Furthermore, none of the Company, Parent, Purchaser or their affiliates, advisors, officers, directors or representatives made any representation to any other person regarding the projections.

33

In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue, if any, reliance on the projections.

The Company made available to Berkshire Capital certain non-public business and financial information about the Company as a stand-alone company, including financial projections through December 31, 2015. Berkshire Capital made some minor modifications to those projections and extended those projections through December 31, 2018 using assets under management (“AUM”) growth, market return and expense growth assumptions which are similar to management’s assumptions for the period from 2013 through 2015. The following table sets forth the financial projections as adjusted by Berkshire Capital through December 31, 2015 and the extended financial projections calculated by Berkshire Capital, all of which Berkshire Capital incorporated into its “base case” discounted cash flows analysis summarized above.

			Projected Year Ending December 31
Dollars in Thousands	Projected Year Ending 12/31/13[1]	Projected 6 ME 12/31/13	2014	2015	2016	2017	2018

AUM	8,816	8,816	8,813	9,019	9,149	9,282	9,416
Revenues	24,455	12,557	24,628	25,329	26,197	26,983	27,775
EBITDA[2,4]	2,653	1,656	3,090	3,286	3,681	3,953	3,959
Net Income	1,535	1,097	2,473	2,595	2,828	2,986	3,318
Free Cash Flow [3,4]	NA	1,593	2,619	2,697	2,954	3,083	3,217

Note

(1) Includes 6 months of actual financial performance.

(2) EBITDA is an internally derived non-GAAP performance measure. The Company defines EBITDA as operating income or loss before non-cash charges for amortization and impairment of intangible assets and goodwill, depreciation, and share compensation expense. The Company believes EBITDA is useful as an indicator of the Company’s ongoing performance and its ability to service debt, make new investments, and meet working capital requirements. EBITDA, as the Company calculates it, may not be consistent with computations made by other companies.

(3) Free cash flow represents the amount of cash generated and available for dividend payments after providing for cash operating expenses, income taxes, changes in working capital and capital expenditures. Free cash flow is calculated as net income plus amortization and depreciation, minus capital expenditures and additions to working capital. In the case of the Company, based on discussions with management Berkshire Capital has assumed no annual dividends to shareholders of the Company during the period covered by the projections.

(4) The Company believes that many investors use this information when analyzing the operating performance, liquidity, and financial position of companies in the investment management industry. Given the inherent uncertainty regarding special items in any future period, a reconciliation of forward-looking financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP is not feasible.

34

The extended projections calculated by Berkshire Capital were based on the following assumptions regarding net new business flows and total return which in part reflect management’s projections.

35

As % of Beginning AUM	Boyd	NIS	Wood	Real Estate (GSA)
Average Annual New Business, 2014-2018	1.0%	1.0%	-6.2% [1]	15.7% [2]

As % of Beginning AUM	Fixed Income	Equity	Real Estate	Titanium Absolute Return Fund	Preferred Stock Fund II
Average Annual Total Return, 2014-2018	0.2%	4.75%	0.0%	6.0%	4.0%

Note

(1) Based on management’s projection of 39.2% net outflows for 2014, and 2.0% net inflows thereafter. Management projected 35.7% net outflows for the second half of 2013.

(2) Based on management’s projection of $27 million of net inflows in 2014 and $40 million thereafter in the General Services Administration (GSA) Fund. Management projected $80 million of net inflows for the second half of 2013 in the GSA Fund. No inflows projected for the Company’s Qualified Professional Asset Manager (QPAM), real estate business.

The projections should be evaluated in conjunction with the historical financial statements and other information regarding the Company contained elsewhere herein, the Offer to Purchase and the Company’s public filings with the SEC.

(e)	Intent to Tender.

To the Company’s knowledge after reasonable inquiry, each executive officer, director, affiliate or subsidiary of the Company currently intends to tender all Shares held of record or beneficially by them pursuant to the Offer, except for Shares held by Parent and its subsidiaries, which will continue to hold their Shares. Pursuant to the Support Agreements, the Supporting Stockholders beneficially owning, as of September 9, 2013, 934,714 Shares (approximately 4.7% of the outstanding Shares) have agreed to tender their shares in the Offer. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to the terms of an engagement letter dated June 19, 2013, the Special Committee engaged Berkshire Capital to prepare a written opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company (other than Parent) in connection with the Offer and the Merger.  On September 5, 2013, Berkshire Capital delivered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Berkshire Capital’s written opinion dated the same date) to the effect that, as of the date of the opinion, the Merger Consideration to be received by the holders of Shares (other than Parent) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.  Berkshire Capital did not act as financial advisor to the Company in connection with the Offer or the Merger.  Pursuant to the engagement letter, Berkshire Capital was entitled to be paid $125,000 upon engagement and $100,000 following either Berkshire Capital’s delivery of the fairness opinion or Berkshire Capital’s notification to the Special Committee that Berkshire Capital concluded that a favorable opinion could not be delivered.  No part of Berkshire Capital’s fee was contingent upon consummation of the Offer or the Merger.  In addition, Berkshire Capital is entitled to be reimbursed by the Company for selected expenses and to be indemnified by the Company against certain liabilities that may arise out of the engagement, including the rendering of the fairness opinion.

36

Except as set forth above, neither the Special Committee, the Board of Directors, the Company nor any person acting on their behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf to holders of the Shares concerning the Offer or the Merger.

Purchaser has engaged Morrow & Co., LLC (“Morrow”) to serve as information agent in connection with the Offer, for which Morrow will receive a customary fee. Purchaser has agreed to reimburse Morrow for reasonable expenses incurred by it in connection with its services and will indemnify Morrow for certain losses, costs and expenses.

Item 6. Interest in Securities of the Subject Company.

Except as set forth below, no transaction in Shares has been effected during the past 60 days by the Company or any subsidiary of the Company, or to the knowledge of the Company, by an executive officer, director or affiliate of the Company.

Item 7. Purpose of the Transaction and Plans or Proposals.

Except as set forth herein, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Top-up Option and Short Form Merger

Subject to the terms of the Merger Agreement, the Company has granted to Purchaser an option (the “Top-Up”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from the Company an aggregate number of Shares at a price per share equal to the Offer Price that, when added to the number of Shares owned directly or indirectly by Parent and Purchaser at the time of such exercise, will equal to the lowest number of Shares that will constitute one share more than 90% of the total Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Shares).

37

The Top-Up is not exercisable unless, immediately after such exercise, Parent, Purchaser and their respective affiliates would hold, in the aggregate, at least 90% of the then-outstanding Shares. The Top-Up may not be exercised to purchase an amount of Shares in excess of the number of Shares authorized and unissued (treating Shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up.

The Top-Up may be exercised by Purchaser, in whole or in part, (i) after Purchaser accepts Shares validly tendered and not withdrawn pursuant to the Offer, in exchange for payment (such time of acceptance, “Acceptance Time”) and (ii) prior to the earlier to occur: (x) the Effective Time or (y) the termination of the Merger Agreement in accordance with its terms. No exercise of the Top-Up shall be effective prior to the Acceptance Time. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up shall be determined by multiplying the number of such Shares by the Offer Price. Such purchase price may be paid by Parent or Purchaser, at its election, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the such newly issued Shares and (y) executing and delivering to the Company a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash. The promissory note (i) shall bear interest at a rate per annum equal to the prime lending rate prevailing from time to time during such period as published in the Wall Street Journal, (ii) shall mature on the first anniversary of the date of execution of the promissory note, (iii) shall be full recourse to Parent and Purchaser, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms.

The Company shall cause to be issued to Purchaser a certificate representing the Top-Up Shares (as defined in the Merger Agreement). Such certificates may include any legends that are required by Federal or state securities laws.

The Top-Up is intended to expedite the timing of the Effective Time by permitting Parent and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law. If Purchaser acquires, pursuant to the Offer or otherwise, enough Shares that, when combined with Shares held by Parent, its subsidiaries and affiliates, constitute least 90% of the outstanding shares of the Company’s Common Stock, Parent has stated it will contribute the Shares it owns to Purchaser and then effect the Merger pursuant to the “short form” merger provisions of Section 267 of DGCL. As permitted under the DGCL, the Merger will be effected without prior notice to, or any action by, the Board of Directors or any other stockholder of the Company. According to Parent, the Merger will result in each outstanding Share (other than Shares owned by Parent or Purchaser, or Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive the Offer Price.

38

Nonetheless, even if Purchaser does not own 90% of the outstanding Shares following successful consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up, may be greater or less than that paid in the Offer.

Vote Required to Approve the Merger

The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Board of Directors, and that no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than the adoption of the Merger Agreement by the holders of a majority of the issued and outstanding Shares prior to the consummation of the Merger (if required by the DGCL). As described above, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. Pursuant to the Company’s Amended and Restated Certificate of Incorporation, the Shares are the only outstanding securities of the Company that entitle the holders thereof to voting rights. Parent currently owns more than a majority of the outstanding Shares and, whether or not the Offer is consummated, Parent and Purchaser maintain the ability to effect the Merger by written consent without the affirmative vote of any other stockholder of the Company.

Regulatory Approvals

According to the Offer to Purchase, Purchaser is not aware of any governmental license or other regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental authority or agency, domestic, foreign or supernational, that would be required for Purchaser’s acquisition or ownership of Shares pursuant to the Offer. In addition, except as set forth below, Purchaser is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required or desirable, Purchaser currently contemplates that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. Purchaser is unable to predict whether it will determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required as a result of Parent’s or Purchaser’s acquisition or ownership of Shares. There can be no assurance that any governmental authority will not challenge the acquisition of Shares on competition or other grounds and if a challenge is made the results cannot be predicted.

39

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless certain conditions are met. The restrictions contained in Section 203 of the DGCL do not apply if, among other things, a corporation does not have a class of voting stock that is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders. Section 203 does not apply to a business combination between Parent and the Company because the Shares are (i) traded on AIM, which is not a national securities exchange, and (ii) the Shares are held of record by fewer than 2,000 stockholders.

According to the Offer to Purchase, Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer and has not attempted to comply with any other state takeover laws or regulations.

London Stock Exchange Listing

The Shares are currently listed on AIM, a market operated by the London Stock Exchange, under the symbol “TAM.” Following the Offer and the Merger, the Shares will no longer be listed on AIM.

If the Offer is completed, but the Merger is not consummated, then the Shares will continue to be listed on AIM unless the Company or AIM acts to de-list the Shares, in compliance with any applicable rules and agreements. If the Shares were to be de-listed, then the market for Shares would be adversely affected. It is possible that the Shares would continue to trade on another securities exchange (other than AIM) or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. According to information provided in the Offer to Purchase, Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Furthermore, trading in the Shares will cease following consummation of the Merger if trading has not ceased earlier as discussed above.

40

Exchange Act Registration

The Shares currently are registered under the Exchange Act. Currently, the Shares are held by fewer than 300 holders of record and are eligible for deregistration under the Exchange Act notwithstanding the effects of the Offer and Merger.

Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares. Parent intends to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act is expected be terminated following completion of the Merger.

If for some reason the Merger does not take place but Purchaser purchases all of the tendered Shares, but not all of the Shares issued and outstanding, the Company may continue to be required to make filings with the SEC and otherwise comply with the rules of the SEC relating to publicly held companies pursuant to the requirements in the Company’s Investor Rights Agreement, dated June 21, 2007 and filed with the SEC on July 25, 2008.

41

Antitrust Compliance

U.S. Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. According to the Offer to Purchase, Purchaser does not believe that the purchase of Shares by it in the Offer or the Merger is subject to such requirements because Parent currently owns Shares representing more than 50% of the Company’s outstanding voting securities, which means that Parent is in “control” of the Company for purposes of these requirements. Although Purchaser does not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares by Purchaser pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. Purchaser does not believe that the purchase of Shares by it pursuant to the Offer or the Merger will result in a violation of any antitrust laws of the United States. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Non-United States Antitrust Compliance. According to the Offer to Purchase, Parent does not believe that the approval of the Offer or the Merger is required under any applicable foreign competition, merger control, antitrust or similar law.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares (the “Appraisal Shares”) at the Effective Time who have not voted in favor of the Merger or consented thereto in writing, and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the expectation or effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for the Appraisal Shares. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the Offer Price and the Merger Consideration. Moreover, we or the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the Offer Price and the Merger Consideration. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

42

If any holder of Appraisal Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses its rights to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive from the Purchaser the Merger Consideration, without interest and subject to any required withholding taxes, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger in accordance with Section 262 of the DGCL.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law or a statement of the procedures to be followed by stockholders desiring to exercise such appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is set forth in Schedule C of the Offer to Purchase, which stockholders are encouraged to read for a more complete discussion, and other applicable law. Any stockholder who considers demanding appraisal is advised to consult legal counsel. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law. Failure to comply with the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before the stockholders have to take any action relating thereto.

Stockholders who tender Shares pursuant to the Offer (or otherwise sell their Shares prior to the Merger) will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid therefor in the Offer or other transaction.

Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

43

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 3, 2013, and amended on April 30, 2013;

•	The Company’s Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2013 and June 30, 2013, filed with the SEC on May 2, 2013 and August 14, 2013, respectively; and

•	The Company’s Current Reports on Form 8-K filed with the SEC on March 7, 2013, March 12, 2013, September 10, 2012 and September 12, 2013.

Cautionary Note Regarding Forward-Looking Statements

Except for the historical information presented herein, certain statements contained in, or incorporated by reference in, this Schedule 14D-9, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which provides a “safe harbor” for statements about future events, products and future financial performance that are based on the beliefs of, estimates made by and information currently available to the Company. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Company stockholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Offer and the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer and the Merger; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of the Company’s control; transaction costs; as well as risks discussed from time to time in the Company’s public disclosure filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The Company disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

44

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)*	Opinion of Berkshire Capital Securities, LLC, dated September 5, 2013 (included as Annex A to this Schedule 14D-9).

(a)(2)	Offer to Purchase dated September 12, 2013 [Incorporated herein by reference to Exhibit (a)(1)(A) to the to the Schedule TO filed by Parent and Purchaser on September 12, 2013 (the “Schedule TO”)].

(a)(3)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) [Incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO]

(a)(4)	Form of Notice of Guaranteed Delivery [Incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO].

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [Incorporated herein by reference to Exhibit (a)(1)(D)]to the Schedule TO].

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees [Incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO].

(a)(7)	Letter to Stockholders of Titanium Asset Management Corp [Incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO].

(a)(8)	Summary Advertisement published in the Investor’s Business Daily on September 12, 2013. [Incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO].

(a)(9)	Letter dated April 17, 2013 to the Board of Directors of the Company [Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2013].

(a)(10)	Text of joint press release issued by Parent and the Company, dated September 9, 2013 [Incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2013].

(a)(11)	Text of joint press release issued by Parent and the Company, dated September 12, 2013 [Incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2013].

45

Exhibit Number	Description

(e)(1)	Agreement and Plan of Merger, dated as of September 9, 2013, by and between Parent and the Company. [Incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2013].

(e)(2)	Amended and Restated Certificate of Incorporation of Titanium Asset Management Corp. [Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on July 25, 2008, File No. 000-53352]

(e)(3)	Bylaws of Titanium Asset Management Corp. [Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on July 25, 2008, File No. 000-53352)

(e)(4)	Amendment to Amended and Restated Certificate of Incorporation of Titanium Asset Management Corp. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on July 25, 2008, File No. 000-53352)

(e)(5)	Form of Tender and Support Agreement among the Company, Parent, Purchaser and certain stockholders of the Company. [Incorporated herein by reference to Exhibit (d)(3) to the Schedule TO].

_______________

* Included in copies of the Schedule 14D-9 mailed to stockholders and filed with the Securities and Exchange Commission.

46

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2013

Titanium Asset Management Corp.

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Chief Financial Officer

47

ANNEX A

Berkshire Capital Securities LLC

535 Madison Avenue, 19th Floor | New York, New York 10022

Tel: (212) 207-1000 | Fax: (212) 207-1019

www.berkcap.com

September 5, 2013

Special Committee of the Board of Directors

Titanium Asset Management Corp.

777 East Wisconsin Avenue, Suite 2350

Milwaukee, WI 53202

Ladies and Gentlemen:

You have advised us that, pursuant to an Agreement and Plan of Merger to be dated as of September 6, 2013 (the “Agreement”), by and among TAMCO Holdings, LLC, a Delaware limited liability company (“TAMCO”), TAMCO Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of TAMCO (“Merger Sub”), and Titanium Asset Management Corp., a Delaware corporation (the “Company”), (i) Merger Sub will commence a tender offer (the “Offer”) for all outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) not already owned by TAMCO for $1.08 per Share, net to the selling holders of such Shares in cash without interest (the “Consideration”) for each Share accepted in the Offer, and (ii) Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of TAMCO (the “Merger” and, together with the Offer, the “Transactions”). At the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned or held by TAMCO and other than Dissenting Shares, will be converted into the right to receive the Consideration. The terms and conditions of the Transactions are set forth in more detail in the Agreement, an August 15, 2013 draft copy of which you have provided to us. Capitalized terms used but not defined herein shall have the same meanings as set forth in the Agreement.

You have asked us whether, in our opinion, the Consideration to be received in the Transactions by the holders of Shares is fair to such stockholders of the Company (other than TAMCO) from a financial point of view, as of the date hereof.

In arriving at our opinion, we have, among other things:

(i) reviewed the draft Agreement dated August 15, 2013;

(ii) reviewed certain publicly available business and financial information relating to the Company that we deemed relevant;

(iii) reviewed with certain members of the senior management of the Company the Company’s past and current business operations, financial condition and future prospects;

(iv) reviewed certain financial and stock market data and other information for the Company and compared that data and information with corresponding data and information for companies with publicly traded securities that we deemed relevant;

(v) compared the financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that we deemed to be relevant; and

(vi) performed such other financial studies, analyses and investigations, and considered such other factors, as we deemed appropriate.

Special Committee of the Board of Directors	September 5, 2013
Titanium Asset Management Corp.	Page 2

In preparing our opinion, with your consent, we have not assumed any responsibility for independent verification of, and have not verified, any of the foregoing information. We have, with your consent, assumed and relied upon the accuracy and completeness, in all material respects, of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by us. We have not been requested to make, and have not made, an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its affiliates, nor have we been furnished with any such evaluation or appraisal. Further, we have assumed, with your consent, that all of the information prepared by the management of the Company provided to us for purposes of this opinion, including the financial projections for the Company, was prepared on a reasonable basis reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company, and we express no opinion with respect to such forecasts or the assumptions upon which they are based.

We have not undertaken any independent legal analysis of the Transactions, any related transactions, the Agreement or any legal or regulatory proceedings pending or threatened related to the Company. We have not been asked to, and do not, express any opinion as to the after-tax consequences of the Transactions to the stockholders of the Company. Furthermore, we are expressing no opinion herein as to the price at which the Shares may trade at any future time. No opinion, counsel or interpretation is intended regarding matters that require legal, regulatory, accounting, tax, executive compensation or other similar professional advice. It is assumed that such opinions, counsel, interpretations or advice have been or will be obtained from the appropriate professional advisers. We have also assumed that the executed Agreement will conform in all material respects to the draft Agreement reviewed by us, and that the Transactions will be consummated on the terms described in the draft Agreement without any material delay or waiver of any material terms or conditions by the stockholders of the Company. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the expected benefits of the Transactions in any way meaningful to our analysis. The issuance of this opinion was approved by our Fairness Opinion committee.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Furthermore, we do not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or TAMCO or the ability of the Company or TAMCO to pay their respective obligations when they come due.

Berkshire Capital Securities LLC, as part of its investment banking business, is regularly engaged in the business of providing financial advisory services in connection with mergers and acquisitions. Berkshire Capital did not act as financial advisor to the Company in the Transactions. We were engaged solely to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by holders of Shares in the Transactions and will receive a fee for our services, no portion of which is contingent upon consummation of the Transactions. The Special Committee has agreed to reimburse us for certain expenses, and to indemnify us against certain liabilities that may arise out of this assignment, including the rendering of this opinion.

Berkshire Capital was previously engaged by one of the Company’s subsidiaries to provide investment banking services. On July 11, 2002, Boyd Watterson Asset Management, LLC engaged Berkshire Capital to act as its exclusive financial advisor in connection with a possible sale. The engagement resulted in the sale of Boyd Watterson Asset Management, LLC to Mercantile Bankshares Corporation.

Special Committee of the Board of Directors	September 5, 2013
Titanium Asset Management Corp.	Page 3

This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company and is rendered to the Special Committee in connection with its consideration of the Transactions. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transactions or the relative merits of the Transactions as compared to other business strategies that might be available to the Company. We express no opinion or recommendation as to whether stockholders of the Company should accept the Offer or how such stockholders should vote at any stockholders’ meeting to be held in connection with the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted or referred to at any time or in any manner, in whole or in part, without our written consent; provided, however, that this letter may be included in its entirety in any registration statement, report, proxy statement or other filing made by the Company with the SEC, or in any such document or similar document disseminated to stockholders of the Company in accordance with applicable securities laws, including, without limitation, the rules of the SEC, and may be referred to in such filings or documents as being included therein.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transactions by the holders of Shares (other than TAMCO) is fair from a financial point of view to such stockholders of the Company.

Very truly yours,

/s/ BERKSHIRE CAPITAL SECURITIES LLC

BERKSHIRE CAPITAL SECURITIES LLC